FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 31, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Summary Report of Magyar Telekom

Budapest — May 31, 2011 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, hereby publishes its summary report in accordance with Article 53 (1) of the Capital Markets Act.

The publications below are available on the website of Magyar Telekom (www.telekom.hu) under the Investor Relations section, on the website of the Budapest Stock Exchange (www.bse.hu) as well as on kozzetetelek.hu, a website operated by the Hungarian Financial Supervisory Authority.

Date	Subject, short content
May 7, 2010	Summary Report of Magyar Telekom
May 7, 2010	Minutes of the Annual General Meeting of Magyar Telekom Plc. held on April 7, 2010
May 12, 2010	Interim management report — First quarter 2010 results
May 17, 2010	Update on the lawsuit regarding the 2010 shareholders’ resolutions
May 21, 2010	Update on the registration proceeding regarding the 2010 shareholders’ resolutions
May 25, 2010	Shareholders Assembly approved Crnogorski Telekom dividend
May 31, 2010	Number of voting rights at Magyar Telekom Plc. as of May 31, 2010
May 31, 2010	New proceeding against Magyar Telekom
June 2, 2010	Answers to the questions asked by a shareholder at the Annual General Meeting of Magyar Telekom Plc. held on April 7, 2010
June 16, 2010	Update on the lawsuit regarding the resolutions of the 2009 Extraordinary General Meeting
June 23, 2010	Magyar Telekom intends to delist from the NYSE
June 30, 2010	Number of voting rights at Magyar Telekom Plc. as of June 30, 2010
July 2, 2010	General Meeting approves MakTel dividend
July 2, 2010	Share ownership of Magyar Telekom’s new Management Committee members
July 6, 2010	Magyar Telekom acquires cable company in Western Hungary
July 12, 2010	Magyar Telekom appoints new Chief Officer
July 20, 2010	Magyar Telekom acquires IT company in Hungary
July 23, 2010	Update on the registration proceeding regarding the 2010 shareholders’ resolutions
August 2, 2010	Number of voting rights at Magyar Telekom Plc. as of July 31, 2010
August 5, 2010	Half-year financial report - First half 2010 results
August 6, 2010	Articles of Associaton of Magyar Telekom Plc. as approved by the General Meeting held on April 7, 2010
August 6, 2010	Update on the registration proceeding regarding the 2010 shareholders’ resolutions
August 26, 2010	Update on the judicial supervisory proceeding
August 31, 2010	Number of voting rights at Magyar Telekom Plc. as of August 31, 2010
September 1, 2010	Share ownership of Magyar Telekom’s new Management Committee member
September 24, 2010	Magyar Telekom announces change in shareholder voting rights
September 29, 2010	Magyar Telekom to launch share allocation program
September 30, 2010	Number of voting rights at Magyar Telekom Plc. as of September 30, 2010
October 8, 2010	Magyar Telekom reaches agreement with trade unions
October 20, 2010	Special tax on the Hungarian telecommunications sector
October 20, 2010	Magyar Telekom files for delisting from NYSE
October 26, 2010	Magyar Telekom remains neutral with respect to “mini-tender offer”
November 2, 2010	Update on the lawsuits of Magyar Telekom
November 2, 2010	Number of voting rights at Magyar Telekom Plc. as of October 31, 2010
November 4, 2010	First nine months 2010 results
November 19, 2010	István Papp leaving Magyar Telekom
November 26, 2010	Magyar Telekom has been granted an EIB loan

November 30, 2010	Number of voting rights at Magyar Telekom Plc. as of November 30, 2010
December 1, 2010	Share ownership of Magyar Telekom’s new Management Committee member
December 13, 2010	Magyar Telekom Board of Directors’ statement regarding 2010 dividend
December 16, 2010	Decrease in the number of Magyar Telekom’s treasury shares
December 29, 2010	Decrease in the number of Magyar Telekom’s treasury shares
December 31, 2010	Number of voting rights at Magyar Telekom Plc. as of December 31, 2010
January 18, 2011	Update on the lawsuit regarding the resolutions of the 2009 extraordinary general meeting
January 31, 2011	Number of voting rights at Magyar Telekom Plc. as of January 31, 2011
February 24, 2011	Report on the full year 2010 results of Magyar Telekom
February 24, 2011	Magyar Telekom’s Board of Directors requests a new authorization from the General Meeting for the purchase of ordinary Magyar Telekom shares
February 24, 2011	Magyar Telekom s Board of Directors announces dividend proposal for 2010 earnings
February 28, 2011	Number of voting rights at Magyar Telekom Plc. as of February 28, 2011
March 1, 2011	Magyar Telekom strengthens its IT portfolio
March 10, 2011	NMHH Draft Resolution on Hungarian mobile wholesale termination fees
March 11, 2011	The Board of Directors of Magyar Telekom Telecommunications Public Limited Company notifies the Shareholders of the Company that it convenes its Annual General Meeting at 11.00 a.m. on April 12, 2011
March 11, 2011	Disclosure according to Section 312/A. of the Hungarian Companies Act
March 21, 2011	Magyar Telekom announces the termination of an investigation related to the internal investigation
March 21, 2011	Information to the Annual General Meeting of Magyar Telekom Plc. to be held on April 12, 2011 in accordance with Section 304 (1) of the Companies Act and Section 5.1. of the Articles of Association
March 21, 2011	Submissions to the Annual General Meeting of Magyar Telekom Plc. to be held on April 12, 2011
March 24, 2011	Magyar Telekom Files Form 20-F for Fiscal Year 2010
March 24, 2011	Magyar Telekom Form 20-F annual report for the fiscal year ended December 31, 2010
March 31, 2011	Change in the Board of Directors of Magyar Telekom
March 31, 2011	Number of voting rights at Magyar Telekom Plc. as of March 31, 2011
April 12, 2011	Magyar Telekom held its Annual General Meeting
April 12, 2011	Resolutions of the Annual General Meeting of Magyar Telekom Plc. held on April 12, 2011
April 14, 2011	General Meeting approves MakTel dividend
April 15, 2011	Annual Reports of Magyar Telekom prepared in accordance with IFRS and HAR for the year ended December 31, 2010
April 15, 2011	Corporate Governance Report of Magyar Telekom Plc. approved by the Annual General Meeting held on April 12, 2011
April 20, 2011	Board of Directors renews CEO mandate
April 22, 2011	Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2010
May 2, 2011	Number of voting rights at Magyar Telekom Plc. as of April 30, 2011
May 4, 2011	Magyar Telekom announces modernisation of its mobile network
May 6, 2011	Magyar Telekom first quarter 2011 results
May 12, 2011	NMHH final resolutions on regulation regarding wholesale access to Magyar Telekom’s network
May 25, 2011	Change in Magyar Telekom’s management
May 25, 2011	Articles of Association of Magyar Telekom Plc. as approved by the General Meeting held on April 12, 2011
May 26, 2011	Shareholders Assembly approved Crnogorski Telekom dividend
May 31, 2011	Number of voting rights at Magyar Telekom Plc. as of May 31, 2011
May 31, 2011	Lawsuit regarding the resolutions of the 2010 General Meeting ended

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 31, 2011